UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-15525

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	4
Notes to Financial Statements	5
Supplemental Schedule	11
Signature	12
Exhibits:
23.1—Consent of Independent Registered Public Accounting Firm
23.2—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

We have audited the accompanying statement of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing process applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Audit Guide and Defined Contribution Health and Welfare Pension Plans (the FSP) as of December 31, 2006 with retroactive application to 2005 for comparative purpose.

/s/ HEIN & ASSOCIATES LLP
Irvine, California
June 22, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

We have audited the accompanying statement of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2005 (prior to adjustment for the adoption of SOP 94-4-1 discussed in Note 2 to the Financial Statements), not presented herein, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 (prior to adjustment for the adoption of SOP 94-4-1 discussed in Note 2 to the Financial Statements), not presented herein, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOSS ADAMS LLP
Orange County, California
June 28, 2006

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Investments in Master Trust, at fair value	$192,752,466	$167,630,890
Participant loans	4,524,268	4,814,929
Dividends and interest receivable	98,769	120,695
Company contributions receivable	168,813	197,455
Net assets available for benefits at fair value	197,544,316	172,763,969
Adjustment from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts	247,967	333,597
NET ASSETS AVAILABLE FOR BENEFITS	$197,792,283	$173,097,566

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan (Continued)
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$14,827,866	$4,642,989
Interest	990,875	1,636,407
Dividends	2,653,237	1,467,080
Participant loan interest	312,299	246,685
Total investment income	18,784,277	7,993,161
Contributions:
Participant contributions	11,732,210	10,360,990
Company contributions	5,633,479	5,174,108
Rollover contributions	791,770	672,698
Total contributions	18,157,459	16,207,796
Total additions	36,941,736	24,200,957
Deductions from net assets:
Benefits paid to participants	12,119,893	9,113,649
Administrative expenses	127,126	157,587
Total deductions	12,247,019	9,271,236
Net increase in net assets available for benefits	24,694,717	14,929,721
Net assets available for benefits:
Beginning of year	173,097,566	158,167,845
End of year	$197,792,283	$173,097,566

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements

1.   Description of the Plan

The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the “Company”) who have met certain eligibility requirements, as described below.

Eligibility

Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

1.                U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

2.                Employees otherwise excluded from the groups of employees to whom the Plan is extended;

3.                Leased employees who are employed by another company that provides services to Edwards; and

4.                Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual’s employment status under common law.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. State Street Bank and Trust Company (“Trustee”) serves as trustee of the Plan’s assets and CitiStreet provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant’s annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant’s annual eligible compensation to the Plan on a 50% basis. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain limitations. Certain employees are also eligible for transitional contributions related to the spin-off from Baxter International, as described more fully in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant’s Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

As of December 31, 2006, upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

Commingled Funds:

SSgA Stable Value Fund—Funds are invested in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

PIMCO Total Return Fund—Fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

BGI Lifepath 2010 Fund—The fund uses an asset allocation approach; a neutral mix would be 30% equities, 60% debt securities, and 10% cash. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2020 Fund—The fund uses an asset-allocation approach; a neutral mix would be 65% equities and 35% debt securities. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2030 Fund—The fund uses an asset allocation approach; a neutral mix would be 70% equities and 30% debt securities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2040 Fund—The fund uses an asset allocation approach; a neutral mix would be 100% equities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the Index.

Van Kampen Growth and Income Fund—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

Smith Barney Large Cap Growth Fund—The portfolio consists of securities of large-cap companies with the highest growth potential.

Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

Smith Barney Small Cap Stock Index Fund—The fund invests in stocks of U.S. companies with relatively small market capitalizations, representing several industries and market sectors that are considered by the fund manager to be undervalued by the market or out-of-favor with investors.

UBS U.S. Small Cap Growth Fund—The fund normally invests at least 80% of assets in equity securities of U.S. small capital growth companies. These companies typically have a market capitalization of $2 billion or less at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund seeks to invest in companies with strong business franchises and attractive competitive positions that generate rapidly rising earnings. Management targets companies with earnings growth in the top 40%. The fund may invest up to 20% of its total assets in foreign securities.

Templeton Foreign Fund—The fund invests 80% of net assets in equity securities of companies outside the United States.

Self-Managed Funds:

Self-Managed Funds—This is a brokerage option that allows participants to invest in approximately 200 different mutual funds.

Common Stock Funds:

Edwards Lifesciences Corporation Stock Fund—Consists of Edwards Common Stock. Voting rights are passed through to individual participants.

Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants may no longer elect that contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loan bears interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.0% to 10.6%, and has a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account, receive periodic installments or transfer the balance in the participant’s account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount. Effective March 28, 2005, vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant or to receive the distribution directly in accordance with the Plan.

A participant may make withdrawals from the participant’s accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures outstanding were approximately $130,174 and $326,361 at December 31, 2006 and 2005, respectively.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAGINV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”(“FSP”). The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.   The Plan invests in investment contracts through participation in the Stable Value Fund, a common collective trust fund. The Plan adopted the FSP as of December 31, 2006 and the provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The investment in the Master Trust (see Note 3) is valued at the net asset value of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by State Street Bank and Trust Company through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   Investments

The Master Trust, held by State Street Bank and Trust Company, holds the assets of the Plan and the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information as provided by State Street Bank and Trust Company for the Trust as of December 31 is as follows:

	December 31,
	2006	2005
Net assets held by Master Trust, at fair value:
Commingled and common stock funds	$203,803,904	$177,128,627
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	282,705	379,565
Net assets available for benefits	204,086,609	177,508,192
% of Plan net assets held by Master Trust	95%	95%

Investment income from Master Trust investments for the years ended December 31, 2006 and 2005 is as follows:

	Year Ended December 31,
	2006	2005
Interest income	$1,078,647	$1,843,666
Dividend income	2,695,527	1,487,128
Net appreciation in fair value of commingled and common stock funds	15,490,422	4,757,926
Investment income	$19,264,596	$8,088,720
% of Plan investment income from Master Trust	96%	96%

4.   Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

5.   Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service on the Plan’s federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

6.   Related Parties

At December 31, 2006 and 2005, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds and short-term investment funds of the Trustee and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

2006
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$197,792,283
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(247,967)
Reversal of prior year loan default	20,066
Net assets available for benefits per Form 5500	$197,564,382

2006
Statement of Changes in Net Assets Available for Benefits:
Total additions per the financial statements	$36,941,736
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(247,967)
Reversal of prior year loan default	20,066
Net asset conversions	349,323
Total income per Form 5500	$37,063,158

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.0% to 10.6%	—	$4,524,268
	Edwards Lifesciences Corporation 401(k) Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	193,000,433

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN
June 27, 2007	By:	/s/ ROBERT C. REINDL
Robert C. Reindl
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP
23.2	Consent of Independent Registered Public Accounting Firm—Moss Adams LLP